Harding Loevner Funds, Inc.
20 Clarendon Street
Boston, MA 02116

Via EDGAR Correspondence

September 8, 2009

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harding, Loevner Funds, Inc. (“Registrant”), SEC File No. 333-09341 and 811-07739, Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

We are writing in response to comments you provided telephonically to Francine Hayes on Wednesday, August 26, 2009 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on July 10, 2009, and included the prospectus (the “Prospectus”) with respect to a new class of an existing series of the Registrant, the Global Equity Portfolio (the “Portfolio”) and the statement of additional information (the “SAI”) for the Global Equity, International Equity, Emerging Markets, Institutional Emerging Markets Portfolio, International Small Companies and Frontier Emerging Markets Portfolios, each an existing series of the Registrant.  On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses.

1.           Comment:  In the second paragraph under the section entitled “Principal Investment Strategies and Risks-Global Equity Portfolio” in the Prospectus, it states that:  “The Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks, securities convertible into such common stocks (including American Depositary Receipts, Global Depository Receipts and European Depository Receipts, collectively, (“Depository Receipts”)), closed-end investment companies (i.e., investment companies that invest in the types of securities in which the Portfolio would normally invest), and rights and warrants issued by companies that are based both inside and outside the United States.”  Please consider adding the “80% test” disclosure to the section entitled “Global Equity Portfolio-Principal Investment Strategy.”

Response:  Please see the Response to Comment 2 below.
2.           Comment:  Under the section entitled “Global Equity Portfolio-Principal Investment Strategy” in the Prospectus, please disclose the percentage of assets that the Portfolio will invest outside of the United States.

Response:  We note that the Portfolio’s principal investment strategy states that “[t]he Portfolio invests in equity securities of companies based in the U.S. and other developed markets, as well as emerging markets.  Harding Loevner LP (“Harding Loevner”), the investment adviser, undertakes fundamental research in an effort to identify companies that are well managed, financially sound, fast growing and strongly competitive, and whose shares are under-priced relative to their intrinsic value. The Portfolio normally holds 35-75 investments across 15-25 countries.”  This strategy is consistent with SEC staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.  The release states that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”  The Registrant believes that this disclosure is consistent with the guidance in footnote 42.

3.           Comment:  The last sentence under the section entitled “Global Equity Portfolio-Principal Investment Strategy” in the Prospectus, it states that:  “To reduce its volatility, the Portfolio is diversified across dimensions of geography, industry, currency and market capitalization.”  Please consider adding a small capitalization or mid capitalization risk under the section entitled “Principal Risks”.

Response:  The Registrant does not invest a significant portion of its assets in “small cap” or “mid cap” companies and therefore the Registrant believes a “small cap” or “mid cap” principal risk is not necessary.

4.           Comment:  In the third paragraph under the section entitled “Principal Investment Strategies and Risks-Investment Process” in the Prospectus, it states that:  “To evaluate the investment potential of the strongest candidates, analysts construct financial models to forecast long-term growth in earnings and cash flow, using cash flow return on investment (CFROI®) analysis and a DuPont-based return-on-equity decomposition analysis among other methods, which, together with the QQ score, form the basis for their estimates of the intrinsic value of the companies’ securities.”  Please provide a plain English definition of CFROI and DuPont Analysis.

Response:  The Registrant believes that this comment may be more appropriately addressed, if appropriate, in the Registrant's upcoming annual update filing.  The fund currently has an Investor Class prospectus in addition to this current Institutional Class prospectus that was contained in the Amendment. To avoid inconsistent disclosure among the different prospectuses, to the extent the comment is appropriate, the Registrant agrees to modify the disclosure in the annual update filing.

5.           Comment:  In the third paragraph under the section entitled “Principal Investment Strategies and Risks-Other Investment Strategies” in the Prospectus, it states that:  “The Portfolio may invest up to 20% of its total assets in convertible securities and debt securities that are rated below investment grade, that is, rated below Baa by Moody’s or below BBB by S&P, and in unrated securities judged to be of equivalent quality as determined by Harding Loevner.”  Please indicate if the Portfolio invests 20% in such securities.  If yes, then please add a principal risk for investing in debt securities that are rated below investment grade to the section “Global Equity Portfolio-Principal Risks”.

Response:  The Registrant believes that this comment may be more appropriately addressed, if appropriate, in the Registrant's upcoming annual update filing.  The fund currently has an Investor Class prospectus in addition to this current Institutional Class prospectus that was contained in the Amendment. To avoid inconsistent disclosure among the different prospectuses, to the extent the comment is appropriate, the Registrant agrees to modify the disclosure in the annual update filing.

6.           Comment:  Under the section entitled “Management of the Fund-Investment Adviser” in the Prospectus, you disclose the proposed transaction with Affiliated Managers Group, Inc.  If the transaction occurred, please provide the revised disclosure.  If not, please explain when or if the transaction will occur.

Response:  The transaction occurred on August 26, 2009.  The disclosure in the Prospectus will be revised to read as follows:

 “On July 22, 2008, Harding Loevner LLC, its parent company, HLM Holdings, Inc. ("HLM Holdings"), and certain shareholders of HLM Holdings entered into a purchase agreement with Affiliated Managers Group, Inc. ("AMG") pursuant to which Harding Loevner LLC agreed to sell a majority interest in its business to AMG (collectively, the "Transaction").  AMG is a publicly traded Delaware corporation listed on the New York Stock Exchange, and whose affiliated investment management firms managed approximately $180 billion in assets as of June 30, 2009 (pro forma for pending investments).  The Transaction closed on August 26, 2009.  As part of the transaction, Harding Loevner LLC transferred its business to a new entity, Harding Loevner LP, and AMG acquired a majority interest in Harding Loevner LP.

The Transaction will not materially impact Harding Loevner's portfolio management team, other personnel, day-to-day operations, or the services that Harding Loevner provides to its clients, including the Portfolio.  David R. Loevner continues to serve as Chief Executive Officer of Harding Loevner and as President and Chairman of the Board of the Fund.  The current portfolio managers of the Portfolio continue to manage the Portfolio.  The investment objective and strategies of the Portfolio remain the same.  The Transaction has no effect on the number of shares you own or the value of those shares.  The advisory fees payable by the Portfolio did not increase as a result of this Transaction.”

7.           Comment:  Under the section entitled “Management of the Fund-Portfolio Management” in the Prospectus, please describe Mr. Roll, Mr. Walsh and Mr. Baughan’s role at Harding Loevner.  In addition, please describe Mr. Walsh’s responsibility with respect to managing the Portfolio.

Response:  The Registrant has modified the disclosure as follows:

“Ferrill Roll, CFA, has been a lead portfolio manager since 2000, analyst since 1996.  As an analyst, he focuses on diversified financial companies.  Mr. Roll graduated from Stanford University in 1980 and joined Harding Loevner in 1996.

Alexander T. Walsh, CFA, has been a portfolio manager since 2003, analyst since 1994. As an analyst, he focuses on health care, metals and mining, and agricultural companies.  Mr. Walsh graduated from McGill University in 1978 and joined Harding Loevner in 1994.

Peter J. Baughan, CFA, has been a lead portfolio manager since 2003 and analyst since 1997. As an analyst, he focuses on consumer discretionary and consumer staples companies.  Mr. Baughan graduated from the University of North Carolina, Chapel Hill, in 1983 and joined Harding Loevner in 1997.

Messrs. Roll, Baughan and Walsh serve as the portfolio managers of the Portfolio.  Mr. Roll has held his position since January 2001, Mr. Baughan has held his position since February 2003, and Mr. Walsh has held his position since October 2008.  Mr. Walsh serves in a consultative role to the lead portfolio managers.”

8.           Comment:  Under the section entitled “Shareholder Information-Determination of Net Asset Value” in the Prospectus, please provide examples of when the Portfolio would engage in fair valuing of domestic securities.

Response:  The Registrant believes that this comment may be more appropriately addressed, if appropriate, in the Registrant's upcoming annual update filing.  The fund currently has an Investor Class prospectus in addition to this current Institutional Class prospectus that was contained in the Amendment. To avoid inconsistent disclosure among the different prospectuses, to the extent the comment is appropriate, the Registrant agrees to modify the disclosure in the annual update filing.

9.           Comment:  Under the section entitled “Investment Restrictions-Fundamental” in the Statement of Additional Information for fundamental investment restriction (2) states:  “(2) invest more than 25% of its total assets in the securities of companies primarily engaged in any one industry other than the U.S. Government, its agencies or instrumentalities.  (All Portfolios except Frontier Emerging Markets) Finance companies as a group are not considered a single industry for purposes of this policy.”  Please provide the SEC with a definition of finance companies.

Response:   “Finance companies” include companies involved in, among other things, activities such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance, financial investment, leasing, and real estate, including REITs.

10.           Comment:  Under the section entitled “Investment Adviser-Other Accounts Managed by Portfolio Managers” in the Statement of Additional Information, in the chart please define an “RTC”.

Response:  The Registrant will remove "RTC" from the heading in the chart and has modified footnote 1 to read as follows:

“1. RICs include all Portfolios of the Fund, as well as assets sub-advised for third parties such as collective investment trusts and undertakings for collective investments in transferable securities.”

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Secretary of the Registrant

EXHIBIT

September 8, 2009

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harding, Loevner Funds, Inc. (“Registrant”), SEC File No. 333-09341 and 811-07739, Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 26 to the Registrant’s registration statement filed on Form N-1A for the Registrant on July 10, 2009 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on August 26, 2009.  Please do not hesitate to contact the undersigned at 617-662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Secretary